Political Calls, Inc.
                             1015 S. Cimarron
                          Las Vegas, NV  89145
                           Phone: (702) 273-8920
                           Fax:  (702) 221-1963

June 29, 2007


Via EDGAR Correspondence
------------------------


U. S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Attn:  Mr. Michael McTiernan
            Staff Attorney
            Division of Corporate Finance
            Mail Stop 4561

RE:  Political Calls, Inc.
     Amendment No. 5 to Registration Statement on Form SB-2
     Commission File No. 333-140823

Dear Mr. McTiernan:

On behalf of Political Calls, Inc. (the "Company"), this letter responds to your telephone call with our legal counsel. We have revised our Registration Statement to include that "until our common stock is quoted on the OTC-BB, the offering will be made at $0.02 per share."

We have also spoken with Mr. Howard Efron, SEC Staff Accountant, and we have restated our Statements of Operations to reflect his comments.

We want to thank you and Mr. Efron for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Sincerely,
/s/ David Gallagher
David Gallagher



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